Computershare

100 University Avenue
11th Floor
Toronto, Ontario
M5J 2Y1

Nicole Lapierre
AURICO GOLD INC.
1701 Hollis Street, Suite 400
Halifax, NS
B3J 3M8

September 30, 2011

RE: Confirmation of Mailing

Dear Client:

Please find enclosed our sworn Affidavit of mailing with exhibits confirming proxy materials mailed to your holders.

Should you require any further information, please do not hesitate to contact your Relationship Manager directly.

Sincerely,

Computershare

CANADA

PROVINCE OF ONTARIO

TOWN OF RICHMOND HILL

AFFIDAVIT OF MAILING

In the matter of the Special Meeting of Security Holders of AURICO GOLD INC. (the "Client") to be held on October 24, 2011.

I, Joanne Lombardi, of the Town of Richmond Hill, Province of Ontario, make oath and say as follows:

1. THAT I am an administrator for Computershare Investor Services Inc.;
2. THAT Computershare Investor Services Inc. has been appointed by the Client to complete this mailing;
3. THAT the documents listed in this Affidavit were mailed to security holders of the Client as indicated below:

Class	Holder Type
COMMON SHARES	Registered
COMMON SHARES	Non Objecting Beneficial Owner (NOBO)
COMMON SHARES - ESP	Plans

4. THAT the following documents were mailed on September 27, 2011 and September 28, 2011, to security holders of the Client as indicated above, to their address of record at the close of business on September 23, 2011, *excluding those holders who have had mail returned as undeliverable the required number of times under the relevant business corporations act.*

Exhibits	Documents	English	French	Bilingual
A	Form of Proxy (Registered and Plans)	X		
B	Voting Instruction Form (NOBO)	X		
C	Combined Notice / Circular	X		
D	Reply Envelope Non Prepaid			X

true copies of which are attached hereto;

SWORN to before me in the Town of Richmond Hill, Province of Ontario, this 12TH day of OCTOBER, 2011

Joanne Lombardi

Joanne Lombardi

COMMISSIONER FOR OATHS

Paul Jorge Picanco, a Commissioner, etc., Regional Municipality of York, for Computershare Trust Corporation of Canada. Expires September 27, 2013.